EXHIBIT 1.02

Flextronics International Ltd.

Conflict Minerals Report

For the reporting period from January 1 to December 31, 2013

1. INTRODUCTION

This Conflict Minerals Report (the “Report”) for Flextronics International Ltd. (the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in Rule 13p-1 that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, the “Minerals”).

We design, build, ship and service a complete packaged electronic product to original equipment manufacturers (“OEMs”).  Many of the products we manufacture contain the Minerals. We generally do not have direct relationships with the originating mines or smelters of the Minerals that end up in our products. These mines are many layers upstream from us in our global supply chain, and therefore we need to rely on our thousands of direct suppliers as well as industry initiatives for source information on the Minerals in our products.

We are a full member of the Electronic Industry Citizenship Coalition (EICC) and hold a Board seat in this organization.  We are also a member of the Conflict-Free Sourcing Initiative (CFSI).

In addition, many of our customers require us to use specific suppliers that they have chosen in the manufacture of their products and we do not have a direct contractual relationship with these suppliers. In such cases we need to rely on the cooperation of our customers and their designated suppliers.

For the reporting period from January 1 to December 31, 2013, we conducted due diligence on the source and chain of custody of the Minerals that are necessary to the functionality or production of our products, as such terms are used in Rule 13p-1, that we manufactured, on or after January 1, 2013 and before January 1, 2014, for which the results of our reasonable country of origin inquiry conducted on these Minerals were as follows:

•                  we had reason to believe that some of these Minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively with the DRC, the “Covered Countries”), and may not be from recycled or scrap sources.

2. DUE DILIGENCE PROCESS

We conducted due diligence on the source and chain of custody of our Minerals to ascertain whether these Minerals originated in the Covered Countries and financed or benefited non-state armed groups in any of these countries.

2.1 Design of Our Due Diligence Measures

Our conflict minerals due diligence measures have been designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance), in all material respects.

2.2 Due Diligence Measures Performed

Our due diligence measures applicable to the reporting period included the following activities:

We communicated our conflict minerals policy to our suppliers who supply to us components containing the Minerals. A copy of our conflict minerals policy is also made publicly available on our website at http://www.flextronics.com/supplier/supplierquality/default.aspx.

We surveyed approximately 4,400 suppliers of components containing the Minerals. We used the EICC and Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (EICC-GeSI Template) to collect information.  Suppliers were asked to provide information regarding the sourcing of the Minerals they supply to us, including the processing smelters or refiners (“SORs”) and countries and mines of origin of such Minerals.

We received responses from approximately 2,400 suppliers.  Supplier responses were evaluated for plausibility, consistency and gaps, both in terms of which products were stated to contain or not contain the Minerals, and the origin of the Minerals. We validated the information received from our suppliers, to the extent possible, using different procedures such as reviewing individual supplier responses for inconsistencies, comparing different supplier responses for inconsistencies, and checking the conflict-free status of smelters and refiners on the Conflict-Free Sourcing Initiative’s website.

We followed-up with the suppliers surveyed, to the extent possible, on missing and inconsistent information. Additional supplier contacts were conducted to address issues, including implausible statements regarding no presence of the Minerals, incomplete data on

EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated a sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.  In addition, we followed-up on cases where a supplier stated a SOR does not source from the Covered Countries, but the sourcing location (country of mine origin) is not a known reserve for the given metal.

If a supplier did not provide the information requested, an escalation process was initiated.

After we validated responses as discussed above we had apparently reliable responses from approximately 2,300 suppliers, which we used to make our due diligence determination.

In addition, we engaged a third party to assist us with the collection and review of supplier data. For some suppliers the above activities were completed by the third party on our behalf.

3. DUE DILIGENCE DETERMINATION

Based on the due diligence performed on the source and chain of custody of the Minerals in the below products, as described above, we determined that the products are DRC conflict undeterminable.

3.1 DRC Conflict Undeterminable Products

DRC conflict undeterminable products are those for which we were unable to determine whether their Minerals originated in the Covered Countries.

3.1.1 Product Descriptions

•                                          High Reliability Solutions, which is comprised of our medical, automotive, and defense and aerospace businesses;

•                                          High Velocity Solutions, which includes our mobile devices business, including smart phones; our consumer electronics business, including game consoles and wearable electronics and our high-volume computing business, including various supply chain solutions for notebook personal computing, tablets, and printers;

•                                          Industrial and Emerging Industries, which is comprised of our household appliances, semi-cap equipment, kiosks, energy and emerging industries businesses; and

•                                          Integrated Network Solutions, which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

3.1.2 Smelters or Refiners

As part of the due diligence process we received and validated declarations on Minerals from 2,300 of our suppliers.  These declarations list a total of approximately 163 smelters and 135 refiners. As many of these declarations are company-wide and not product specific, we believe these declarations may include smelters and refiners that do not provide the materials that are used in our products. Due to the many company-wide declarations and the multiple levels of suppliers in our supply chain we are unable to determine with certainty at this time which smelters and refiners listed in the declarations actually provide the specific Minerals used in our products.

3.1.3 Countries of Origin of Minerals

As discussed above, we received many company-wide declarations and we believe these declarations include countries of origin for Minerals that may not be used in our products. Due to the many company-wide declarations and the multiple levels of suppliers in our supply chain we are unable to determine with certainty at this time which countries provide the specific Minerals used in our products.

3.1.4 Efforts to Determine the Minerals’ Mine or Location of Origin

See section 2.2 above.

We expect to take the following steps, among others, to improve our due diligence processes next year: increasing the number and quality of supplier survey responses, improving quality check of and follow-up on suppliers’ survey responses, and encouraging smelters and refiners to participate in conflict-free industry initiatives.

4. INDEPENDENT PRIVATE SECTOR AUDIT

We are not required to obtain an independent private sector audit of this Report.